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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 7)*

SICOR INC. (formerly Gensia Sicor Inc.) (Name of Issuer)
Common Stock (par value, $.01 per share) (Title of Class of Securities)
825846 10 8 (formerly 372450 10 6) (CUSIP Number)

Carlo Salvi
SICOR-Societa Italiana Corticosteroidi S.p.A.
Via Terrazzano 77
20017 Rho, Milan
Italy
011-39-2-930-3981
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:
Thomas E. Sparks, Jr.
Pillsbury Winthrop LLP
P.O. Box 7880
San Francisco, CA 94120-7880
(415) 983-1000

July 24, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  / /.

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 7 Pages

CUSIP No. 825846 10 8

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Rakepoll Finance N.V.

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/x/
Joint Filing

(3)	SEC Use Only

(4)	Source of Funds*
00

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
/ /

(6)	Citizenship or Place of Organization
Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
19,500,000

		(8)	Shared Voting Power
None

		(9)	Sole Dispositive Power
19,500,000

		(10)	Shared Dispositive Power
None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
19,500,000

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
/ /

(13)	Percent of Class Represented by Amount in Row (11)
17.1% (see Item 5)

(14)	Type of Reporting Person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 7 Pages

CUSIP No. 825846 10 8

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Karbona Industries LTD.

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/x/
Joint Filing

(3)	SEC Use Only

(4)	Source of Funds*
00

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
/ /

(6)	Citizenship or Place of Organization
Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
19,500,000

		(8)	Shared Voting Power
None

		(9)	Sole Dispositive Power
None

		(10)	Shared Dispositive Power
19,500,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
19,500,000

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
/ /

(13)	Percent of Class Represented by Amount in Row (11)
17.1% (see Item 5)

(14)	Type of Reporting Person*
HC

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 7 Pages

CUSIP No. 825846 10 8

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Carlo Salvi

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/x/
Joint Filing

(3)	SEC Use Only

(4)	Source of Funds*
00

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
/ /

(6)	Citizenship or Place of Organization
Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
23,697,583

		(8)	Shared Voting Power
None

		(9)	Sole Dispositive Power
23,697,583

		(10)	Shared Dispositive Power
None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
23,697,583

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
/ /

(13)	Percent of Class Represented by Amount in Row (11)
20.7% (see Item 5)

(14)	Type of Reporting Person*
IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 4 of 7 Pages

    Items 4 and 5 of the statement on Schedule 13D filed jointly on March 10, 1997 (as amended from time to time, this "Schedule 13D") pursuant to Rule 13d-1 promulgated under section 13(d) of the Securities Exchange Act of 1934 by Rakepoll Finance N.V. ("Rakepoll Finance"), Karbona Industries Ltd. ("Karbona") and Carlo Salvi ("Salvi") are hereby amended by adding to such items and schedule the information set forth below (Rakepoll Finance, Karbona and Salvi are collectively referred to as the "Reporting Persons"). Unless stated otherwise, capitalized terms have the meanings previously set forth in this Schedule 13D.

Item 4. Purpose of Transaction.

    Pursuant to a Purchase Agreement dated October 10, 2001 among the Issuer, Rakepoll Finance and Merrill Lynch & Co., CIBC World Markets Corp. and SG Cowen Securities Corporation, as Representatives of the several Underwriters (the "Purchase Agreement"), the Issuer and Rakepoll Finance sold to such Underwriters on October 16, 2001 23,000,000 shares of the Issuer's Common Stock (the "Securities"). Of the 23,000,000 shares, 11,500,000 were sold by Rakepoll Finance (the "Transaction") and 11,500,000 were sold by the Issuer. The Issuer's registration statement on Form S-3 with respect to the Securities (File No. 333-68876), as amended, filed under the Securities Act of 1933 was declared effective by the Securities and Exchange Commission on October 10, 2001.

    Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

    According to the Issuer, upon consummation of the Transaction, there were 114,229,950 shares of Common Stock outstanding on October 16, 2001. The Common Stock ownership percentages set forth below are based on that number of shares of Common Stock outstanding.

    (a) Under the definition of "beneficial ownership" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of the Transaction, each of the Reporting Persons may be deemed to beneficially own, either directly or indirectly, 19,500,000 shares of Common Stock, representing approximately 17.1% of Common Stock outstanding. Additionally, certain other companies which are wholly owned by Salvi own a total of 625,000 shares of Common Stock ("Additional Shares"). As a result, under the definition of "beneficial ownership" set forth in Rule 13d-3 under the Exchange Act, Salvi may be deemed to beneficially own indirectly such Additional Shares. Salvi beneficially owns directly 2,940,472 shares ("Direct Shares") of Common Stock from prior transactions and may purchase up to 632,111 shares ("Optional Shares") of Common Stock either through the exercise of warrants or options within 60 days of October 16, 2001. Taking account of the Additional Shares, Direct Shares and Optional Shares, Salvi may be deemed to beneficially own a total of 23,697,583 shares of Common Stock representing 20.7% of Common Stock outstanding.

Page 5 of 7 Pages

    (b) Each of Rakepoll Finance and Karbona may be deemed to have sole voting and dispositive power with respect to 19,500,000 shares of Common Stock. There are no shares of Common Stock with respect to which either Rakepoll Finance or Karbona shares voting or dispositive power. Salvi may be deemed to have sole voting and dispositive power with respect to 23,697,583 shares of Common Stock. There are no shares of Common Stock with respect to which Salvi shares voting or dispositive power.

    (c) Except as set forth elsewhere herein, no transactions in the Common Stock were effected by any of the Reporting Persons during the past 60 days.

    (d) None of the Reporting Persons knows of any other person who has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities, the disposition of which is being reported herein.

    (e) Not applicable.

Page 6 of 7 Pages

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2001.

RAKEPOLL FINANCE N.V.
/s/ CARLO SALVI Name: Carlo Salvi Title: Chairman of the Board

Page 7 of 7 Pages

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